EXHIBIT 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use, in this Offering Statement on Form 1-A, as it may be amended, of our report dated March 30, 2018, except for the last paragraph in Note 7, as to which is dated July 3, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of ADiTx Therapeutics, Inc. as of December 31, 2017 and the related statements of operations, stockholders’ deficit, and cash flows for the period from September 28, 2017 (Inception) to December 31, 2017, and the related notes to the financial statements. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

Very truly yours,

/s/ dbbmckennon

Newport Beach, California

August 29, 2018